United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                        (Amendment No. ______)

                      Starlite Acquisition Corporation
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                                 None
                            (CUSIP Number)

                            May 14, 2001
       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /    /    Rule 13d-1(b)
     / x  /    Rule 13d-1(c)
     /    /    Rule 13d-1(d)

1.        Names of Reporting Persons:             GGM Capital Corporation
                                                  Thomas Camarda

          Thomas Camarda is the controlling shareholder and director of GGM Capital Corporation.

2.        Check the appropriate box if a member of a group:        (a) /x/
                                                                   (b)

3.        SEC use only

4.        Citizenship or place of organization

          Thomas Camarda                Natural person, citizen of the
                                        United States
          GGM Capital Corporation       Delaware corporation


5 -8.                      Sole        Shared       Sole           Shared
                           Voting      Voting       Dispositive    Dispositive
                           Power       Power        Power          Power
                           -----       -----        -----          -----
GGM Capital Corporation    5,000,000                5,000,000
Thomas Camarda             5,000,000                5,000,000

9&11. Aggregate amount beneficially owned by each reporting person and percent of class.

                                        Aggregate amount
                                        Beneficially        Percent
                                        Owned               of Class
                                        -----               --------
          GGM Capital Corporation       0                   0%   (1)
          Thomas Camarda                5,000,000           100%

          (1) Thomas Camarda is the controlling shareholder and director of GGM Capital Corporation and may be deemed to be the beneficial owner of the common stock held by it.

10.       Check box if aggregate amount in #9
          excludes certain shares.                           Not applicable.

12.       Type of reporting Person

              GGM Capital Corporation       CO
              Thomas Camarda                IN


--------------------------------------------------------------------------------

                       Schedule 13G              Part 2


Item 1(a) Name of Issuer:                      Starlite Acquisition Corporation

     (b)  Address of Issuer's Principal Executive Offices:

                                               13 McCulloch Drive
                                               Dix Hills, New York 11746

Item 2(a) Name of Person Filing:               Thomas Camarda

     (b)  Address of Principal Business or,
          if none, Residence:                  13 McCulloch Drive
                                               Dix Hills, New York 11746

     (c)  Citizenship:                         United States

     (d)  Title of Class of Securities:        Common Stock

     (e)  CUSIP Number:                        None

Item 3.   If statement is filed pursuant to
          Rule 13d-1(b) or 13d-2(b)            Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:                      5,000,000 shares
     (b)       Percent of Class:                               100%
     (c)       Number of Shares as to which
               such person has:
          (i)  sole power to vote or to direct the vote        5,000,000
          (ii) shares power to vote or to direct the vote      0
          (iii)sole power to dispose or to direct the
               disposition of                                  5,000,000
          (iv) shared power to dispose or to direct the
               disposition of                                  0

Item 5.   Ownership of Five Percent or Less of a Class         Not applicable

Item 6.   Ownership of More than Five Percent
             on Behalf of Another Person:                      Not applicable

Item 7.   Identification and Classification of the
          Subsidiary Which Acquired the Security
          being Reported on By the Parent                      Not applicable

Item 8.   Identification and Classification of
          Members of the Group

          The group consists of Thomas Camarda, a natural person, and GGM Capital Corporation, a Delaware corporation of which Thomas Camarda is the controlling shareholder and director.

Item 9.   Notice of Dissolution of Group:                      Not applicable

Item 10.  Certification:

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   By: /s/ Thomas Camarda
                                   ----------------------
                                           Thomas Camarda
May 4, 2001

--------------------------------------------------------------------------------

                    Schedule 13G               Part 2


Item 1(a) Name of Issuer:                      Starlite Acquisition Corporation

     (b)  Address of Issuer's Principal Executive Offices:

                                               13 McCulloch Drive
                                               Dix Hills, New York 11746

Item 2(a) Name of Person Filing:               GGM Capital Corporation

     (b)  Address of Principal Business or,
          if none, Residence:
                                               13 McCulloch Drive
                                               Dix Hills, New York 11746



     (c)  Citizenship:                         Delaware corporation

     (d)  Title of Class of Securities:        Common Stock

     (e)  CUSIP Number:                        None

Item 3.   If statement is filed pursuant to
          Rule 13d-1(b) or 13d-2(b)            Not applicable

Item 4.   Ownership

     (a)  Amount beneficially owned:              0 shares (1)
     (b)  Percent of Class:                       0%
     (c)  Number of Shares as to which
          such person has:
          (i)   sole power to vote or to direct the vote    5,000,000
          (ii)  shared power to vote or to direct the vote  0
          (iii) sole power to dispose or to direct the
                disposition of                              5,000,000
          (iv)  shared power to dispose or to direct the
                disposition of                              0

(1) Thomas Camarda is the controlling shareholder and director of GGM Capital Corporation and is therefore deemed to be the beneficial owner of the 5,000,000 shares of common stock held by it.

Item 5.   Ownership of Five Percent or Less of a Class      Not applicable

Item 6.   Ownership of More than Five Percent
          on Behalf of Another Person:                      Not applicable

Item 7.   Identification and Classification of the
          Subsidiary Which Acquired the Security being
          Reported on By the Parent                         Not applicable

Item 8. Identification and Classification of Members of the Group

          The group consists of Thomas Camarda, a natural person, and GGM Capital Corporation, a Delaware corporation, of which Thomas Camarda is the controlling shareholder and director.

Item 9.   Notice of Dissolution of Group:                   Not applicable

Item 10.  Certification:

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              GGM CAPITAL CORPORATION

                              By: /s/ Thomas Camarda
                              ----------------------------
                                      Thomas Camarda, Director
May 4, 2001